

December 19, 2017

Catherine Grassman
Vice President, Chief Accounting Officer and Controller
Heska Corporation
3760 Rocky Mountain Avenue
Loveland, Colorado 80538

  Re: Heska Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2016
    Filed March 6, 2017
    File No. 000-22427

Dear Ms. Grassman:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

            Division of Corporation Finance
            Office of Healthcare & Insurance